

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 24, 2009

Mr. Balwinder Samra
President and Chief Executive Officer
Balqon Corporation
1701 E. Edinger, Unit E-3
Santa Ana, California 92705

> **Re:** **Balqon Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 9, 2009**
> **File No. 333-156446**

Dear Mr. Samra:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Company, page 1

1.   When you update the disclosure, please state the number of tractors you have delivered to date in the second paragraph and whether you remain on track to deliver all vehicles by June 30, 2009.

Stock-Based Compensation, page 23

2.   We note the changes made in response to prior comment 11 in our letter dated
        January 16, 2009. Regarding the discussion of the Black-Scholes method, please
        further revise to disclose the method used to determine the fair value of the
        underlying common shares. We see from page F-18 that the fair value
        assumption was $0.015 per share for issuances in June 2008. Please tell us the
        objective evidence and analysis which supports your determination of the fair
        value at the grant date, including whether there were any issuances of common or
        preferred stock that was considered in your valuation. We reference the discussion
        in Note 7 that you issued shares for cash and upon conversion of convertible notes
        during the period at approximately $1 per share.

Impairment and Valuation of Intangible Assets, page 24

3.   In the interest of providing readers with a better insight into management's
        judgments into accounting for goodwill, please revise to disclose the following, as
        applicable:

        ·   The reporting unit level at which you test goodwill for impairment and
                your basis for that determination;
        ·   The valuation methodologies used to value goodwill and, if multiple
                approaches are used, include sufficient information to enable a reader to
                understand how each of the methods differ, the assumed benefits of a
                valuation prepared under each method, and why management selected
                these methods as being the most meaningful for the company in preparing
                the goodwill impairment analyses.
        ·   How you weight each of the methods used including the basis for that
                weighting (if multiple approaches are used).
        ·   A quantitative and qualitative description of the material assumptions used
                and a sensitivity analysis of those assumptions based upon reasonably
                likely changes.

Liquidity and Capital Resources, page 26

4.   Please tell us the basis for the statement in your Form 8-K filed February 25, 2009
        that you agreed to pay royalties to "both AQMD and Port of Los Angeles which is
        expected to yield over $1.0 million in royalty payments during the first three
        years" given your limited sales. We note the disclosure on page 33 that you are
        obligated to pay a royalty fee of $1,000 per vehicle sold or leased to anyone other
        than the AQMD or the Port of Los Angeles.

Sales and Marketing, page 42

5.   We note Mr. Samra's statement in your Form 8-K filed February 25, 2009 that
        you expect this year "over 40% of the revenues will be generated by international
        customers." We note the disclosure on page 43 that you are in the process of
        establishing a trained worldwide dealer network. Please expand the disclosure to
        discuss in more detail the growth in international customers.

Recent Initiatives, page 46

6.   We note your response to prior comment 19. Please provide us with copies of the
        sources of all third-party data in this section. Please mark the materials so that
        they are keyed to the disclosure. Please tell us whether all data you cite is
        publicly available. Please also tell us whether the sources have consented to your
        use of their names and data, whether you commissioned any of the data or
        whether it was prepared for use in this registration statement.

Compensation of Executive Officers, page 66

7.   Expand the table to include option awards to Mr. Samra during 2008 by Balqon
        California. Also, it appears that compensation was paid during 2008 that is
        described under the caption "Certain Relationships and Related Transactions" but
        not included here. Please reconcile the two sections and expand the table
        accordingly.

Change in Certifying Accountant, page 88

8.   Please revise to provide all of the disclosures required by Item 304 of Regulation
        S-K for both Mendoza and Reuben, including the filing of Exhibit 16.

Selling Securityholders, page 77

9.   Please redraft footnote 42 to explain more clearly the contractual agreement
        between Marlin Financial Group and Mr. Samra. We may have further
        comments.

Financial Statements

10.   Please update your financial statements as required by Rule 3-12 of Regulation S-
        X.

Mr. Balwinder Sumra
Ballqon Corporation
April 24, 2009
Page 4

Note 1. Nature of Business and Significant Accounting Policies, page F-7

Goodwill and Other Intangible Assets, page 49

11.   Please add disclosure about how you identify and measure impairment of
        goodwill and other intangible assets. For goodwill, discuss how your policy
        considers paragraphs 19 – 22 of SFAS 142 and the two-step impairment test and
        how you measure fair value for purposes of this exercise. Please also expand to
        address the reporting unit concept, how you identified reporting units and how
        you allocated goodwill to those reporting units. For intangible assets, please
        discuss your policy in accordance with paragraph 15 of SFAS 142. Please
        disclose significant estimates and assumptions used in your analysis.

Revenues, page F-8

12.   Regarding your discussion of sales of production units revenue and parts revenue,
        please revise to describe the terms and conditions of product sales in sufficient
        detail to indicate how your revenue recognition treatment complies with SAB
        Topic 13. The policy should also address, where significant, customer
        acceptance, return policies, post-sale obligations, warranties, credits and
        discounts, rebates, price protection or similar privileges and how these impact
        revenue recognition.

Note 4. Business Acquisition, page F-13

13.   We reference the disclosure that you acquired "certain assets of Electric Motor
        Sports, LLC." However, we see that you are accounting for the acquisition as a
        business combination under SFAS 141. Please tell us how you considered that
        you acquired assets versus a business. Refer to EITF 98-3 and SFAS 141.

14.   Tell us how you considered whether you are required to file audited financial
        statements of Electric Motor Sports LLC and pro forma financial statements
        showing the effects of the acquisition under Rule 8-04 and Rule 8-05 of
        Regulation S-X, respectively.

15.   Please revise to disclose the methods and significant estimates and assumptions
        used to determine the fair value of the assets acquired in the EMS business
        acquisition. In addition, disclose the nature of the intellectual property assets, the
        basis for the three year useful life and the reason that a significant amount of the
        purchase price was allocated to goodwill.

16.   We note the disclosure on page F-14 that you engaged an independent third party
        valuation firm to assist management in the allocation of the purchase price of the

Mr. Balwinder Sumra
Ballqon Corporation
April 24, 2009
Page 5

assets. Please tell us the nature and extent of your reliance on the third party for the asset valuations.

Exhibits

17.   We reissue prior comment 45. Schedules 6(b) and 6(h) of exhibit 10.7 and the exhibits of exhibit 10.10 appear to be missing from the 8-K filed on October 30, 2008. Also, schedule A and exhibits A and B of exhibit 10.22 are missing.

Form 10-KSB/A for the fiscal year ended December 31, 2007

18.   We see the amendment filed in response to prior comments 47 and 48 in our letter dated January 16, 2009 is of Balqon Corporation whereas the original 10-KSB was of BMR Solutions, Inc. Since the full Form 10-KSB to which the revised Item 9A and Exhibits 31 are related belong to BMR Solutions, Inc., please further amend your Form 10-K to refer to BMR Solutions, Inc.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Larry A. Cerutti, Esq.